July 23, 2019

Brian Wong
Chief Executive Officer
RAPT Therapeutics, Inc.
561 Eccles Avenue
South San Francisco, CA 94080

       Re: RAPT Therapeutics, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 22, 2019
           File No. 333-232572

Dear Mr. Wong:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 17, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-1

The Offering, page 9

1. Please disclose here, if true, that your executive officers, directors and affiliates will, in the aggregate, beneficially own approximately 61.3% of your common stock immediately after the closing of this offering without giving effect to any additional purchases by these holders pursuant to their indications of interest to purchase up to approximately $25.0 million shares in this offering. In addition, please disclose here the percentage of your shares of common stock that these holders, in the aggregate, will beneficially own if they do purchase $25.0 million shares of common stock in this offering.
 Brian Wong
RAPT Therapeutics, Inc.
July 23, 2019
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 71

2. We note your response to comments 2 and 3. Please remove statements that imply an expectation of regulatory approval, such as your disclosure on page 71 that compares
         RPT193 to currently marketed injectable biologics and states that RPT193 is as safe as effective as the current standard of care. Such statements are inappropriate given the stage of development of your drug candidates. In addition, please remove statements, such as the statement noted above, that compares your drug candidates to other drug candidates, products or treatments unless you have conducted a head-to-head clinical study.
       You may contact Sasha Parikh at 202-551-3627 or Jim Rosenberg at 202-551-3679 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameBrian Wong                                   Sincerely,
Comapany NameRAPT Therapeutics, Inc.
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Corporation Finance
July 23, 2019 Page 2                                           Office of
Healthcare & Insurance
FirstName LastName